SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2010, incorporated by reference herein:

Exhibit

99.1       Release dated November 26, 2010, entitled “RESULTS OF ANNUAL GENERAL
              MEETING”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date:  November 26, 2010
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")

RESULTS OF THE ANNUAL GENERAL MEETING

DRDGOLD shareholders (“Shareholders”) are advised that at the Annual General Meeting of
Shareholders held on Friday, 26 November 2010, all the ordinary and special resolutions as set out in the notice of annual general meeting dated 16 September 2010, were approved by the requisite majority of Shareholders present thereat and represented by proxy.

The special resolutions will be lodged for registration with the Companies and Intellectual Property
Registration Office in due course.

Roodepoort
26 November 2010

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